Exhibit 99.4

WNS (HOLDINGS) LIMITED

FORM OF PROXY

FOR THE EXTRAORDINARY GENERAL MEETING

To be Held on March 9, 2015

For use at the Extraordinary General Meeting of the shareholders of WNS (Holdings) Limited (the “Company”) to be held at 11.30 am (Jersey time) on Monday, March 9, 2015, and any adjournment thereof.

I/We [insert name] ............................................................................................................................... of [address] ............................. ........................................................................................................... (BLOCK LETTERS PLEASE), being (a) shareholder(s) of the Company, hereby appoint(s) the Chairman of the Extraordinary General Meeting or* [insert name] ....................................................................................................................................... of [address ] ............................. ........................................................................................................... as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at _________. (Jersey time) on _____________, 2015 and at any adjournment thereof or on a poll in respect of [ insert number ]** ............................................................... ordinary shares in the capital of the Company.

* An alternative proxy may be named if desired — delete as appropriate. A proxy need not be a shareholder of the Company.

** If you appoint more than one proxy, you will need to specify the number of ordinary shares in respect of which the named proxy is entitled to vote. If you appoint only one proxy you do not need to specify the number of ordinary shares you hold.

I / We direct my / our proxy to vote as follows:-

SPECIAL RESOLUTION	FOR	AGAINST	ABSTAIN

1.      Approval to purchase ADSs representing ordinary shares of the Company, effective from April 1, 2015 and up to and including March 31, 2016, subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased

Date:

Signature of Shareholder/Authorised Signatory

(If you are signing this form as a director or officer of a body corporate or other entity, please indicate in what capacity you are signing and who you are signing for e.g. “Director of X Limited” or “Director of X Limited as general partner of Y Limited Partnership”).

NOTES:

1.	Please indicate with an ‘X’ in the appropriate box how you wish the proxy to vote.

2.	The proxy will exercise his discretion as to how he votes or whether he abstains from voting:-

(a)	on the resolution referred to in this Form of Proxy if no instruction is given in respect of the resolution; and

(b)	on any business or resolution considered at the Extraordinary General Meeting other than the resolution referred to in this Form of Proxy.

3.	To be valid, the instrument appointing a proxy, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarized copy of any such power or authority), must be deposited at our registered office at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (Attn: Computershare Company Secretarial Services (Jersey) Limited) not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote.

4.	A Form of Proxy executed by a corporation must be either under its common seal or signed by an officer or attorney duly authorized by the corporation.

5.	In the case of joint holders, the names of all the joint holders should be stated in the Form of Proxy and all should sign it. Joint holders should elect one of their numbers to represent them in person or by proxy in their name. In the absence of such election, the vote of the holder whose name appears first in order in the Register of Shareholders, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s). For this purpose, seniority is determined by the order in which the names appear in the Register of Shareholders.

6.	A proxy may be revoked by: (i) giving the Company notice in writing deposited at our registered office at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (Attn: Computershare Company Secretarial Services (Jersey) Limited) before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) the shareholder attending in person and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the ordinary shares for which the relevant proxy is appointed his proxy.

7.	A body corporate which is a Shareholder entitled to attend and vote at the Extraordinary General Meeting may authorize a person to act as its representative at the Extraordinary General Meeting in respect of all or a particular number of the shares held by the Shareholder. A body corporate which is a Shareholder may appoint more than one person to act as its representative. If a body corporate which is a Shareholder appoints more than one person to act as its representative, each resolution (and each instrument of appointment) shall specify the number of shares held by the Shareholder for which the relevant person is appointed its representative. For the avoidance of doubt, a body corporate which is a Shareholder may appoint (in addition to the representatives (if any) appointed by it) any number of persons to act as its proxy at the Extraordinary General Meeting in respect of all or a particular number of the shares held by the Shareholder. A person duly authorized to act as a representative of a body corporate which is a Shareholder shall be entitled to exercise on behalf of the Shareholder the same powers (in respect of the number of shares held by the Shareholder for which the relevant person is appointed its representative) as the Shareholder could exercise. If a Shareholder which is a body corporate appoints more than one representative (but subject to the voting instructions (if any) given by the Shareholder), no representative need cast all the votes used by him in respect of any resolution in the same way as any other representative or any proxy appointed by the Shareholder.

8.	The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed, illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the instrument appointing a proxy or proxies.

9.	Facsimile or email copies of this Form of Proxy will not be accepted.

FOR OFFICE USE ONLY

FOR OFFICE USE ONLY

Register No

Holding